UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

MariaDB plc

(Name of Issuer)

Ordinary Shares, $0.01 nominal value per share

(Title of Class of Securities)

G5920M100

(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5920M100

1.	Names of Reporting Persons Alibaba Group Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 4,559,016
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 4,559,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,559,016
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 6.9%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

CUSIP No. G5920M100

1.	Names of Reporting Persons Alibaba.com Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 4,559,016
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 4,559,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,559,016
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 6.9%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

CUSIP No. G5920M100

1.	Names of Reporting Persons Alibaba.com Investment Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 4,559,016
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 4,559,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,559,016
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 6.9%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

CUSIP No. G5920M100

1.	Names of Reporting Persons Alibaba.com International (Cayman) Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 4,559,016
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 4,559,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,559,016
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 6.9%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

CUSIP No. G5920M100

1.	Names of Reporting Persons Alibaba.com International (BVI) Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 4,559,016
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 4,559,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,559,016
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 6.9%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

CUSIP No. G5920M100

1.	Names of Reporting Persons Alibaba Singapore Holding Private Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 4,559,016
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 4,559,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,559,016
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 6.9%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

CUSIP No. G5920M100

1.	Names of Reporting Persons Alibaba.com Singapore E-Commerce Private Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 4,559,016
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 4,559,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,559,016
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 6.9%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

CUSIP No. G5920M100

1.	Names of Reporting Persons Alibaba.com (Europe) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power* 4,559,016
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power* 4,559,016

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,559,016
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 6.9%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.

Item 1.

(a)	Name of Issuer

MariaDB plc

(b)	Address of Issuer’s Principal Executive Offices

699 Veterans Blvd

Redwood City, CA 94063

Item 2.

(a)	Name of Person(s) Filing

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. Alibaba Group Holding Limited

2. Alibaba.com Limited

3. Alibaba.com Investment Holding Limited

4. Alibaba.com International (Cayman) Holding Limited

5. Alibaba.com International (BVI) Holding Limited

6. Alibaba Singapore Holding Private Limited

7. Alibaba.com Singapore E-Commerce Private Limited

8. Alibaba.com (Europe) Limited

(b)	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is as follows:

c/o Alibaba Group Services Limited

26/F Tower One, Times Square, 1 Matheson Street

Causeway Bay, Hong Kong

(c)	Citizenship

1. Alibaba Group Holding Limited: Cayman Islands

2. Alibaba.com Limited: Cayman Islands

3. Alibaba.com Investment Holding Limited: British Virgin Islands

4. Alibaba.com International (Cayman) Holding Limited: Cayman Islands

5. Alibaba.com International (BVI) Holding Limited: British Virgin Islands

6. Alibaba Singapore Holding Private Limited: Singapore

7. Alibaba.com Singapore E-Commerce Private Limited: Singapore

8. Alibaba.com (Europe) Limited: United Kingdom

(d)	Title of Class of Securities

Ordinary Shares, $0.01 nominal value per share

(e)	CUSIP Number

G5920M100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 (the “Issuer”).

(a), (b), and (c)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned (1)
Alibaba Group Holding Limited	0	4,559,016	(2)	4,559,016	(2)	6.9%
Alibaba.com Limited	0	4,559,016	(2)	4,559,016	(2)	6.9%
Alibaba.com Investment Holding Limited	0	4,559,016	(2)	4,559,016	(2)	6.9%
Alibaba.com International (Cayman) Holding Limited	0	4,559,016	(2)	4,559,016	(2)	6.9%
Alibaba.com International (BVI) Holding Limited	0	4,559,016	(2)	4,559,016	(2)	6.9%
Alibaba Singapore Holding Private Limited	0	4,559,016	(2)	4,559,016	(2)	6.9%
Alibaba.com Singapore E-Commerce Private Limited	0	4,559,016	(2)	4,559,016	(2)	6.9%
Alibaba.com (Europe) Limited	0	4,559,016	(2)	4,559,016	(2)	6.9%

(1)	Based upon information contained in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2022, reflecting 66,483,192 ordinary shares, nominal value $0.01 per share (“Ordinary Shares”) outstanding as of December 16, 2022.

(2)	Alibaba.com (Europe) Limited directly holds and beneficially owns 4,559,016 Ordinary Shares. As of December 31, 2022, Alibaba.com (Europe) Limited is a wholly-owned subsidiary of Alibaba.com Singapore E-Commerce Private Limited, which is a wholly-owned subsidiary of Alibaba Singapore Holding Private Limited, which is a wholly-owned subsidiary of Alibaba.com International (BVI) Holding Limited, which is a wholly-owned subsidiary of Alibaba.com International (Cayman) Holding Limited, which is a wholly-owned subsidiary of Alibaba.com Investment Holding Limited, which is a wholly-owned subsidiary of Alibaba.com Limited; Alibaba Group Holding Limited directly owns approximately 80% of the share capital of Alibaba.com Limited and indirectly owns the remainder of the share capital of Alibaba.com Limited through Alibaba Group Treasury Limited, a wholly-owned subsidiary of Alibaba Group Holding Limited. Except for Alibaba.com (Europe) Limited, none of the Reporting Persons directly owns any Ordinary Shares. According to Rule 13d-3 under the Act, each of the Reporting Persons may be deemed to beneficially own the reported Ordinary Shares. Alibaba.com (Europe) Limited shares voting and dispositive power over its Ordinary Shares with each of the other Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2023

ALIBABA GROUP HOLDING LIMITED

By:	/s/ Kevin Jinwei ZHANG
Name:	Kevin Jinwei ZHANG
Title:	Company Secretary

ALIBABA.COM LIMITED

By:	/s/ Kevin Jinwei ZHANG
Name:	Kevin Jinwei ZHANG
Title:	Director

ALIBABA.COM INVESTMENT HOLDING LIMITED

By:	/s/ Kevin Jinwei ZHANG
Name:	Kevin Jinwei ZHANG
Title:	Director

ALIBABA.COM INTERNATIONAL (CAYMAN) HOLDING LIMITED

By:	/s/ Kevin Jinwei ZHANG
Name:	Kevin Jinwei ZHANG
Title:	Director

ALIBABA.COM INTERNATIONAL (BVI) HOLDING LIMITED

By:	/s/ Kevin Jinwei ZHANG
Name:	Kevin Jinwei ZHANG
Title:	Director

ALIBABA SINGAPORE HOLDING PRIVATE LIMITED

By:	/s/ Albert Yun-quan LIU
Name:	Albert Yun-quan LIU
Title:	Director

ALIBABA.COM SINGAPORE E-COMMERCE PRIVATE LIMITED

By:	/s/ Kevin Jinwei ZHANG
Name:	Kevin Jinwei ZHANG
Title:	Director

ALIBABA.COM (EUROPE) LIMITED

By:	/s/ Kevin Jinwei ZHANG
Name:	Kevin Jinwei ZHANG
Title:	Director

Exhibit Index

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.